UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Korea Fair Trade Commission’s Decision on

SK Telecom’s Acquisition of Shares of CJ HelloVision and

Merger of SK Broadband and CJ HelloVision

After reviewing the proposed acquisition by SK Telecom Co., Ltd. (the “Company”) of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”) and the subsequent proposed merger between SK Broadband Co., Ltd. and CJ HelloVision, the Korea Fair Trade Commission denied approval of the acquisition and merger on July 18, 2016.

The Company will announce its future plans relating to these matters once they are determined.

For further details regarding the proposed acquisition and the proposed merger, refer to the Form 6-K furnished by the Company on November 4, 2015 with respect to the “Decision on Merger of SK Broadband,” as amended by the Form 6-K/As furnished by the Company on February 16, 2016 and April 4, 2016 and the Form 6-K furnished by the Company on November 4, 2015 with respect to the “Decision on Acquisition of Shares of CJ HelloVision,” as amended by the Form 6-K/A furnished by the Company on April 4, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Sunghyung Lee
(Signature)
Name: Sunghyung Lee
Title: Senior Vice President

Date: July 19, 2016

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